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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*


                            New Frontier Media, Inc.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                   644398109
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                                 (CUSIP Number)


                                 Edward J. Bonn
                        15303 Ventura Blvd., Suite 1070
                             Sherman Oaks, CA 91403
                                 (818) 788-0123
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)



                                    Copy to:

                             Thaddeus Bereday, Esq.
                        Brobeck, Phleger & Harrison LLP
                         2100 Reston Parkway, Suite 203
                                Reston, VA 20191
                                 (703) 621-3000


                                  May 22, 2002
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 249.13d-1(g),
check the following box [ ].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 644398109          13D                               Page 2 of 3 Pages
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     Pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended, the Statement on Schedule 13D, dated October 27, 1999, as amended by Amendment No. 1 dated March 22, 2002, Amendment No. 2 dated March 29, 2002, Amendment No. 3 dated April 1, 2002 and Amendment No. 4 dated May 20, 2002 (the "Statement"), filed by Edward J. Bonn and BEF, LLC, relating to the common stock, par value $.0001 per share (the "Common Stock"), of New Frontier Media, Inc., a Colorado corporation (the "Issuer"), is hereby amended as set forth below.

     Unless otherwise indicated, capitalized terms used herein shall have the same meanings ascribed to them in the Statement. The information set forth in the Exhibits attached hereto is hereby expressly incorporated herein by reference, and the response to each item herein is qualified in its entirety by the provisions of such Exhibits.

ITEM 4. PURPOSE OF TRANSACTION.

     Item 4 is hereby amended and supplemented as follows:

     On May 22, 2002, Mr. Bonn delivered a letter to the Issuer and its board of directors repeating his demand that the Issuer call a special meeting of shareholders for the purpose of electing new directors of the Issuer.

     On May 23, 2002, Mr. Bonn issued a press release regarding the delivery of Mr. Bonn's May 22, 2002 letter to the Issuer and detailing the subject matter of such letter.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     Item 7 is hereby amended and supplemented as follows:

Exhibit 1 Joint Filing Agreement dated as of March 21, 2002, between Mr. Bonn and BEF (previously filed).

Exhibit 12      Letter dated May 22, 2002.

Exhibit 13      Press release issued May 23, 2002.


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CUSIP No. 644398109                   13D                      Page 3 of 3 Pages
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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that that information set forth in this statement is true, complete and correct.

     Date:  May 23, 2002                 /s/ Edward J. Bonn
                                         ---------------------------------------
                                         Edward J. Bonn



     Date:  May 23, 2002                 BEF, LLC


                                         By: /s/ Edward J. Bonn
                                             -----------------------------------
                                             Edward J. Bonn
                                             Manager



     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power or attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)